

June 2, 2017

Via E-Mail

Brian T. Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, DC 20006

> **Re:** **Kate Spade & Company**
> **Schedule TO-T filed May 26, 2017, by Chelsea Merger Sub Inc. and**
> **Coach, Inc.**
> **SEC File No. 005-81486**

Dear Mr. Mangino:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet, page 1

1.   We note the disclosure indicating that you will pay for securities tendered "as promptly as practicable on or after the Expiration Date." Please revise this statement throughout the Offer to Purchase so that it is consistent with Rule 14e-1(c) of Regulation 14E.

Certain Information Concerning Kate Spade, page 18

2.   You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last sentence of the first paragraph of this section and the first sentence under the caption "Background of the Offer."

Source and Amount of Funds, page 20

3.   We note disclosure indicating that you intend to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand, the proceeds of senior notes and new term loans. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A. Also, to the extent applicable, file any exhibits to your Schedule TO required by Item 1016(b) of Regulation M-A. Finally, tell us how you plan to disseminate this new disclosure to shareholders.

Conditions of the Offer, page 43

4.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as "an ongoing right which may be asserted at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

5.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

Exhibit (A)(1)(H)

6.   We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A

telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

7.   We note that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise this exhibit and confirm that you will avoid using this statement in all future communications.

        We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-3619.

                        Sincerely,

                        /s/ Daniel F. Duchovny
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions